Exhibit 99.1

New Century Logistics (BVI) Limited Announces 1-for-8 Reverse Stock Split

Hong Kong, China, November 7, 2025 —— New Century Logistics (BVI) Limited (hereinafter referred to as “New Century” or the “Company”), a company listed on the NASDAQ, reported that it expects to implement a 1-for-8 reverse stock split on its common stock. The effective date is scheduled to be Friday, November 14, 2025, subject to the Company’s satisfaction of Nasdaq Operations notice requirements, with trading to begin on a split-adjusted basis at the market open on that day. Trading in the common stock will continue on the Nasdaq Stock Market under the symbol “NCEW”. The new CUSIP number for the common stock following the reverse stock split will be G64627113. In the event that the effective date is delayed the Company will update the effective date via a subsequent press release.

The reverse stock split at a ratio of 1-for-8 shares was approved by the Company’s Board of Directors.

Upon the effectiveness of the reverse stock split, every 8 shares of the Company’s issued and outstanding common stock will automatically be converted into one share of issued and outstanding common stock. No fractional shares will be issued as a result of the reverse stock split. Instead, any fractional shares that would have resulted from the split will be rounded up to the next whole number. The reverse stock split affects all stockholders uniformly and will not alter any stockholder’s percentage interest in the Company’s outstanding common stock, except for adjustments that may result from the treatment of fractional shares.

In connection with the reverse stock split, the Company has filed an Amended and Restated Articles of Association with the Financial Services Commission of the British Virgin Islands to reduce the authorized number of shares of the Company’s common stock from 100,000,000 shares to 12,500,000 shares, the reduction at the same ratio as its reduction in the issued and outstanding shares of common stock, with no par value, and there will be no change to the par value per share. The Board of Directors of the Company approved the reverse stock split on October 3, 2025. No stockholders’ approval of the reverse stock split is required pursuant to BVI law.

About New Century Logistics (BVI) Limited

New Century is an international freight forwarding company and logistics service provider. Its customers include direct shippers and other freight forwarders. New Century assists its clients in both importing and exporting of goods which principally involves the arrangement of shipment upon receipt of booking instructions from our customers, including sale of cargo space, cargo pick up, off-airport air cargo security screening, palletization, preparation of shipping documentation, arrangement of customs clearance and cargo handling at ports. New Century’s freight forwarding services principally generate revenues from air freight export shipments to regions such as North America, Europe and Asia.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements”. You can identify forward-looking statements as those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. The reader is cautioned not to rely on these forward-looking statements. Actual results could vary materially from the expectations and projections of New Century. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. A more complete discussion of the risks and uncertainties facing the Company appears in the registration statement and in the Company’s Annual Information Form and other continuous disclosure filings, which are available on EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking statements discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us, including those described in New Century Logistics’ prospectus filed with the SEC. We do not undertake to update any forward-looking statement as a result of new information or future events or developments, except as required by U.S. federal securities laws.

Contact:

ir@nclogistics.com.hk

New Century Logistics (BVI) Ltd

A-E 33/F King Palace Plaza

55 King Yip Street

Kwun Tong Hong Kong

www.nclogistics.com.hk